TRAVELERS

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER	
490PB1875	04/14/09	04/14/09	12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY

* ISSUED TO

BOYAR VALUE FUND, INC.

Amend Declarations

It is agreed that: The following checked items are amended on the Declarations Page:

☐ Item 1. Name of Insured / Principal Address:
From:

To:

☒ Item 2. Bond Period:
From: 12:01 a.m. on 04/14/2008 to 12:01 a.m. on 05/14/2009 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

☐ Item 3. Limit of Liability is hereby amended to read as follows:

	Limit of Liability	Deductible Amount
Insuring Agreement A - Fidelity	$	$
Insuring Agreement B - Audit Expense	$	$
Insuring Agreement C - Premises	$	$
Insuring Agreement D - Transit	$	$
Insuring Agreement E - Forgery or Alteration	$	$
Insuring Agreement F - Securities	$	$
Insuring Agreement G - Counterfeit Currency	$	$
Insuring Agreement H - Stop Payment	$	$
Insuring Agreement I - Uncollectible Items of Deposit	$	$
Optional Coverages Added by Rider:		
	$	$
	$	$
	$	$
	$	$
	$	$

☐ Item 4. Offices or Premises Covered:
The following offices or premises are added:

This endorsement applies to loss sustained at any time but discovered on or after the date this endorsement becomes effective.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By ______________________________
Authorized Representative

INSURED

ICB028 Ed. 7-04

© 2004 The Travelers Companies, Inc.

* Provided for internal review purposes only. * This policy is neither issued nor certified. *

CERTIFICATION OF SECRETARY

I, Emile R. Molineaux, being duly appointed Secretary of Boyar Value Fund, Inc. an investment company incorporated in the state of Maryland, duly certify and attest that, at a Board of Directors meeting held on May 12, 2009, the following resolution was adopted:

RESOLVED, by a majority of the Board of Directors and separately by a majority of the Independent Directors,  that the extension of the Fund’s fidelity bond and Directors’ and Officers/Errors and Omissions Liability Policies be extended for a 30 day period ending May 14, 2009 be ratified.

IN WITNESS WHEREOF, I have executed my name as Secretary this 26th day of May 2009.

/s/ Emile R. Molineaux

Emile R. Molineaux

Secretary

450 Wireless Blvd.

Hauppauge, New York 11788

Jennifer Farrell

Paralegal

Direct Telephone: (631) 470-2663

Fax: (631) 470-2702

E-mail :jenniferf@geminifund.com

May 27, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention:  Office of Filings, Information & Consumer Service

Re: Boyar Value Fund, Inc. (the “Fund”)

Fidelity Bond Filing Pursuant to Rule 17g-1

File Nos. 333-29253; 811-08253

Dear Sir/Madam:

Pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please be advised that the additional premium associated with the Funds’ Investment Company Blanket Bond extension for the April 14, 2009 to May 14, 2009 period in the amount of $217.30, has been paid

If you have any questions, please give me a call at 631-470-2663.

Very truly yours,

/s/ Jennifer Farrell

Jennifer Farrell

Encl.